Exhibit (e)(30)

AMENDMENT NO. 2 TO EMPLOYMENT AGREEMENT

Amendment No. 2 (“Amendment”) to the Employment Agreement between:

Dr. Pisit Pitukcheewanont (“Executive”), an individual; and

Lumos Pharma, Inc. (“Company”), a Delaware corporation with an office at 4200 Marathon Suite 200 Austin, Texas 78756.

WHEREAS

1.	The Parties entered into an Employment Agreement, dated May 9, 2022, and amended June 29, 2023 (“Agreement”);

2.	Section 13(b) of the Agreement provides that the Agreement may not be amended, modified, or expanded, except by a writing executed by each of the Parties; and

3.	The Parties hereto desire to make certain changes to the Agreement, as set forth below.

Accordingly, the parties agree as follows:

1.	Definitions. Terms defined in this Amendment have their assigned meanings. Capitalized terms used in this Amendment without definition have the meanings assigned to them in the Agreement.

2.	Changes. As of the Amendment Date (defined below), the Agreement is amended as follows:

a.	Section 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

i.	The Company will employ Executive and Executive shall serve the Company in the capacity of Chief Medical Officer (“CMO”).

b.	Section 4 of the Agreement is amended by increasing the Base Salary to $456,501.00 per year, such that the term “Base Salary” shall mean $456,501.00 per year.

c.	Section 5 of the Agreement is hereby amended by increasing the Bonus Target to 40%, such that the term “Bonus Target” shall mean 40% of Executive’s Base Salary.

d.	Section 6(c) of the Agreement is hereby amended by adding the following equity awards:

i.	34,000 options to purchase Company common stock, and

ii.	6,000 Restricted Stock Units (both i and ii, promotion equity award).

The equity awards above are subject to Board (or a designated committee thereof) approval, the applicable vesting schedule, and all other terms, conditions and limitations applicable to such options and Restricted Stock Units as set forth in the Equity Plan and in the applicable Stock Award Agreements (as defined in the Equity Plan) approved by the Board or a designated committee thereof, as applicable, and entered into between the Company and Executive. Executive may receive additional equity grants from time to time, in the sole discretion of the Board or a designated committee thereof.

e.	Section 9(g)(i) of the Agreement is hereby amended by:

i.

increasing the duration of Severance to twelve (12) months, such that the term “Severance” shall mean continued payments of a total amount equal to twelve (12) months of Executive’s Base Salary in effect immediately prior to the Separation Date, less any applicable withholdings and deductions; and

ii.

increasing the COBRA Payment Period to twelve (12) months, such that the term “COBRA Payment Period” shall mean twelve (12) months after the Separation Date or until such earlier date as Executive either becomes eligible for group health insurance coverage through a new employer or ceases to be eligible for COBRA coverage.

f.	Section 10(a) of the Agreement is hereby amended by:

i.

increasing part (i) of CIC Cash Severance to twelve (12) months of Executive’s Base Salary as in effect immediately prior to the Separation Date, less applicable withholdings, such that the term “CIC Cash Severance” shall mean (i) payment of twelve (12) months of Executive’s Base Salary as in effect immediately prior to the Separation Date, less any applicable withholdings and deductions, and (ii) payment of an amount equal to the most recently paid Bonus as described in Section 5 above;

ii.

increasing the Extended Exercise Period to twenty-four months (24), such that the term “Extended Exercise Period” shall mean a twenty-four (24) month extension of the exercise period applicable to the Option so that Executive has 730 days after the Separation Date to exercise any vested Option, but no longer than the term/expiration date of the Option (including, for avoidance of doubt, any portion of such Option that became vested as a result of the foregoing accelerated vesting benefit); and

iii.

increasing the COBRA reimbursement period to twelve (12) months, such that provided Executive timely elects to continue Executive’s group health insurance coverage after the Separation Date pursuant to COBRA, and the terms of the governing health insurance policies, the Company will reimburse for COBRA Payments the Executive pays to continue Executive’s health insurance coverage (including dependent coverage) for twelve (12) months after the Separation Date or until such earlier date as Executive either becomes eligible for group health insurance coverage through a new employer or Executive ceases to be eligible for COBRA coverage.

3.

Continuation of the Existing Agreement. This Amendment shall modify and amend the Agreement to the extent, and only to the extent, expressly set forth herein (it being the intent of the Parties that all of the terms and provisions of the Agreement that are not expressly amended or modified hereunder shall be unaltered and shall remain in full force and effect and that the execution, delivery and performance of this Amendment shall not operate as a waiver of or consent to any past, present or future breach of any provision of the Agreement). From and after the Amendment Date, all references in the Agreement to “this Agreement,” “herein,” “hereunder,” and words of like import shall mean and refer to the Agreement as amended hereby.

4.

Amendment Date and Signatures. This Amendment shall become effective on January 1, 2024 (“Amendment Date”). If the parties execute this Amendment by exchange of electronically signed copies or scanned signed copies, the parties agree that upon being signed by both parties, this Amendment shall be considered executed and binding and that scanned and/or electronic signatures will constitute evidence of the existence of this Amendment.

[Signature Page Follows]

LUMOS PHARMA, INC.		EXECUTIVE

By:	/s/ Rick Hawkins	By:	/s/ Dr. Pisit Pitukcheewanont
Name:	Rick Hawkins	Name:	Dr. Pisit Pitukcheewanont
Title:	CEO and Chairman	Title:	CMO
Date:	1/5/2024	Date:	1/5/2024